

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Corrected</u>
February 9, 2017

Mail Stop 4631

<u>Via E-mail</u>
Rick T. Dillon
Executive Vice President
Actuant Corporation
N86 WI2500 Westbrook Crossing
Menomonee Falls, WI 53051

> **Re: Actuant Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2016**
> **Filed October 28, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 5, 2016**
> **Form 8-K**
> **Filed December 21, 2016**
> **File No. 1-11288**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended August 31, 2016</u>

<u>General</u>

1.   On page 4 you identify certain automakers to whom you sell your products. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria.

Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, OEMs or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Financial Statements, page 27

Note 1- Summary of Significant Accounting Policies, page 34

Restructuring, page 35

3. We note you recorded material restructuring charges of $14.6 million in fiscal year 2016. Please expand your disclosure to quantify the total amount of costs expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments, for each reportable segment for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. In subsequent periods, disclose if the anticipated cost savings were realized. If actual savings are not achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance. This also applies to your interim reports on Form 10-Q.

Note 10- Income Taxes

4. Upon your divestiture of the Sanlo business, you recorded a $5.1 million pre-tax loss and a $1.6 million after-tax gain.

Please help us better understand the impact of income taxes on this transaction pursuant to ASC 740 and correspondingly how this resulted in the recording of an after-tax gain in light of the pre-tax loss.

Form 10-Q for Fiscal Quarter Ended November 30, 2016

Results of Operations

Income Tax Expense, page 24

5.   Please help us better understand the components of your income tax benefit of $3 million for the three months ended November 30, 2016. Of this $3 million, we note that you recorded a $2.9 million tax benefit during the three months ended November 30, 2016 related to the discrete director and officer transition charges of $7.8 million. After removing both the expense and income tax benefit associated with these discrete director and officer transition charges, it appears that you have an income tax benefit of approximately $.1 million on pre-tax income of $9.8 million. Please help us better understand, and further clarify in your disclosures, why the effective tax rate on the remainder of your earnings would be significantly lower than both your statutory rate and your effective income tax rates in prior periods. For example, we note that your effective income tax rate for the three months ended November 30, 2015 was 12.4%.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Bonus, page 21

6.   In future filings, if you believe disclosure of the Combined Management Measure targets would cause competitive harm in reliance upon Item 402(b) of Regulation S-K, please disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed CMM targets. Please see Regulation S-K Compliance & Disclosure Interpretation 118.04 and Instruction 4 to Item 402(b) of Regulation S-K.

Equity Compensation, page 23

Performance Based Restricted Stock, page 23

7.   We note your disclosure that you awarded performance share awards based upon a three year measurement period.

In future filings, please disclose the Free Cash Flow Conversion and TSR targets, the actual Free Cash Flow Conversion and TSR performance, and how you determine the actual payout of the awards to each of your named executive officers, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and that such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If you omit the disclosure of targets because it will result in competitive harm in reliance upon Item 402(b) of Regulation S-K, in future filings, state so, and include a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria. Please see Regulation S-K Compliance & Disclosure Interpretation 118.04 and Instruction 4 to Item 402(b) of Regulation S-K.

Form 8-K Filed December 21, 2016

8.   We note you present projected Adjusted EPS and Free Cash Flow for 2017 without presenting and reconciling to corresponding GAAP amounts. Please revise your disclosures pursuant to the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345, Jay Ingram, Legal Branch Chief, at (202) 551-3397, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction